BITMINE IMMERSION TECHNOLOGIES, INC.

2030 Powers Ferry Road SE, Suite 212

Atlanta, Georgia 30339

October 4, 2024

Mr. David Irving

Michelle Miller

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Bitmine Immersion Technologies, Inc.
Form 10-K Filed December 14, 2023
Form 10-Q Filed January 12, 2024
File No. 000-56220

Dear Mr. Irving and Ms. Miller:

Set forth below are the responses of Bitmine Immersion Technologies, Inc. (the “Company”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 8, 2024, with respect to the Company’s Form 10-K for the year ended August 31, 2023 and its Form 10-Q for the quarter ended February 29, 2024 (the “SEC Reports”). The Company notes that it has recently filed its Form 10-Q for the three months ended May 31, 2024 (the “Current Form 10-Q”), in which some of the comments have been addressed.

Form 10-K For the Fiscal Year Ended August 31, 2023

General

1.	On May 3, 2024, the Commission entered into an order instituting settled administrative and cease-and-desist proceedings against BF Borgers CPA PC and its sole audit partner Benjamin F. Borgers CPA (individually and together BF Borgers). Please refer to the order on the SEC’s website at https://www.sec.gov/files/litigation/admin/2024/33- 11283.pdf and the related staff statement at https://www.sec.gov/corpfin/announcement/staffstatement-borgers-05032024. Because BF Borgers has been denied the privilege of appearing or practicing before the Commission, issuers that have engaged BF Borgers to audit or review financial information to be included in any Exchange Act filings to be made on or after the date of the Order need to engage a new qualified, independent, PCAOB-registered accountant.

Response: The Company is aware of its obligations in regard to the Order, and has complied with regard to any Exchange Act reports filed since the Order was issued.

Mr. David Irving and Ms. Michelle Miller

October 4, 2024

Part I

Item 1. Business, page 1

2.	We note your response to prior comment 4 wherein you state that there is no practical way to determine the financing costs for your miners. In your response to us please explain in greater detail why you believe you cannot determine the financing costs for your miners. It appears that such costs could have a material impact on your breakeven analysis.

Response: To date, the Company has only financed the purchase of its hosting and mining equipment from a combination of debt financings and equity offerings where the capital raised is available for use for general corporate purposes, including both equipment purchases and general and administrative expenses. Therefore, there is no practical way to determine how much of the purchase price of any item of equipment is attributable to a particular debt or equity offering. Furthermore, to the extent part of an equipment purchase is traceable to an equity offering, there is no possible way to determine the cost of capital of that financing. Thus, any estimate of the financing costs for any period would be subject to such a high degree of guesswork and speculation that it risks being misleading to investors. Finally, as mentioned in our prior response to this same comment, no other industry participants include financing costs in their breakeven analysis, and we believe it is for the same reasons.

3.	We note your breakeven analysis provided in response to prior comment 4. By a footnote or parenthetical, please disclose what is included in "Other direct costs of mining per bitcoin mined" under Owned Facilities in future filings.

Response: The Current Form 10-Q includes an additional footnote that adds the requested information.

Notes to Consolidated Financial Statements

Note 1 - Basis of Presentation and Summary of Significant Policies

Revenues From Digital Currency Mining, page F-8

4.	We note your response to prior comment 14. In response 9 in your letter dated January 12, 2024, as well as your accounting policy disclosure, you state that the mining pool contract can be terminated by either party at any time without penalty. Per question 7 to the FASB Revenue Recognition Implementation Q&As, such an arrangement would result in a contract that does not extend beyond the services already provided (i.e. a single hash calculation). As such, it appears mining pool services are transferred many times a day, the contract is renewed continuously, and contract duration is for a less than a 24- hour period (regardless of when/how payment is processed). Please revise your accounting and disclosure throughout your policy footnote to be consistent with ASC 606 and the related FASB Q&A in future filings. In that regard, we note that ASC topic 606-10-32-21 states “an entity shall measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the criteria in paragraph 606-10-25-1 are met).

Mr. David Irving and Ms. Michelle Miller

October 4, 2024

Response: The Company believes that treating a contract as a minute-by-minute (or even a second-by-second) contract is not required by the cited accounting literature and would impose unprecedented accounting and administrative costs on companies to achieve only a slight change in revenues that would be immaterial to investors. While a parenthetical in the Q&A cited in the Comment raises the possibility of a minute-by-minute contract, we note that the examples that follow the passage do not treat the subject contracts as minute-by-minute contracts when they could have, and no other examples in the Q&A treat a contract as a minute by minute contact when the example involves a contract terminable at will by one or both parties. Contractual relationships that are terminable at will be one or both parties are common. Adoption of such a rule would require that all companies that follow GAAP implement accounting systems to record the minute of material contract events, such as the execution or termination of a contract, in order to properly allocate revenues and/or costs between accounting periods before and after the event, which is something that we do not believe any company currently does. If that level of record keeping is required, it represents a significant change to normal legal and accounting practices, and therefore should have been more broadly and openly mentioned in the accounting releases than in a minor parenthetical without any examples demonstrating the practice, or any clarification as to when accounting to the minute is required, as opposed to conventional accounting on a daily basis. Further, if the Company is held to this standard, then all companies should be held to this standard for all contracts that are terminable at will by one or both parties.

In addition, the Company could not practically implement this standard on a minute-by-minute basis because it does not have a reliable way to know how much bitcoin it earns each minute. The amount of hash calculations that produce bitcoin is not an even amount over the day for the reasons described in response to Comment No. 5, as the amount varies during the day due to peak usage outages at different geographic areas where miners are hosted, maintenance outages by either the Company or the hosting firm and permitted outages by the hosting firms or pool operator. The counterparty does not report how many hash calculations the Company provides each minute of each day. Further, the Company’s own internal estimates of hash calculations are not reliable because they do not take into account the downtime that the pool operator is permitted on a daily basis. Finally, the formula for determining the Company’s share of bitcoin earned is a daily calculation, and the counterparty is not equipped to calculate the Company’s compensation on a minute-by-minute basis.

5.	We note your response to prior comment 15. In your response you identify instances of when miners may be taken off-line during the day. It appears that the decision to curtail mining in response to these events is within the company’s influence. Therefore, since the only formula input that can change at contract inception with respect to block rewards is the rate at which you provide hash calculations, which you decide, please revise your disclosure in future filings to remove disclosure related to the constraint of block rewards.

Response: The Company disputes that conclusion. While the Company may have control over scheduled maintenance, all of the other items are outside the Company’s control. The Company has no control over when a particular miner breaks down mid-day. It also has no control over the time periods in which mining activity is temporarily shut down during periods of peak usage. Peak usage is partly driven by local weather events that impact usage of air condition and heating, for example, and the Company has no control over the weather. Finally, where the Company’s miners are hosted by third parties, the Company has no control over scheduled maintenance by the hosting firm. Even the pool operator only guarantees 98% uptime of the pool, and the Company has no control over downtime by the pool operator. In short, there is no way that the Company can predict the amount of hash calculation services at the beginning of any given calendar day due to the foregoing factors.

Mr. David Irving and Ms. Michelle Miller

October 4, 2024

Cryptocurrencies, page F-11

6.	We note your response to prior comment 16. Per ASC Topic 350-30-35-18 an intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. It appears that the sale of an identical asset, at any period during a day, for a price less than the Company’s current carrying value, would be an indicator that it is more likely than not that the asset is impaired. As such, it remains unclear why you would not conduct an impairment test at that time. We further note that per ASC Topic 350-30-35-20 subsequent reversal of a previously recognized impairment loss is prohibited. Please provide a SAB 99 analysis to address materiality in the periods presented from your current impairment policy to one in which you assess cryptocurrency impairment based on lowest intraday price.

Response: The Company plans to adopt ASU 2023-08 as of September 1, 2024, the start of its next fiscal year. The adoption of ASU 2023-08 will result in the Company recording bitcoin on a fair value basis. With regard to past periods, the Company conducted a materiality analysis under SAB 99 to determine if a restatement of past financial statements would be necessary as a result of assessing for impairment on a daily basis at the lowest reported price for the day as opposed to only at quarter end, and concluded that a restatement was not necessary. The change would only impact two line items in operating expenses: realized gain (loss) from the sale of bitcoin and impairment of cryptocurrency. In general, where bitcoin decreases in value after the date it is earned, and is sold at its lowest reported price, the entire loss would be reflected in “impairment of cryptocurrency” instead of “realized gain (loss) on sale of cryptocurrency”, but there would no change to operating income or net income. Where bitcoin is sold for more than its lowest reported price but less than its cost of acquisition, the total loss recorded by the Company does not change, but an impairment loss is recorded at the lowest price which is offset by a realized gain when the bitcoin is sold above the lowest price, and again there is no change to operating income or net income. Finally, where bitcoin increases in value between the date it is earned and the date it is sold, without an interim impairment adjustment, there is no change to the Company’s net income as the realized gain amount would not change. Note, the Company’s materiality analysis only computed the amount of the increase in “impairment of cryptocurrency” that would be recorded in each period as a result of assessing for impairment daily instead of only at quarter end, but did not compute the increase in the “realized gain on sale of cryptocurrency” that would result, and would largely offset the impairment expense, because the impact on the Company’s financial statements was already immaterial when taking into account only the increased impairment expense.

Mr. David Irving and Ms. Michelle Miller

October 4, 2024

7.	We note your revised digital currency mining revenue policy disclosure on page 11 of your 10-Q for the three months ending February 28, 2024. In your revised disclosure you state that you are entitled to compensation equal to the expected reward. However, your disclosure also implies you receive a share of the rewards paid to the pool operator for successful efforts. Please revise your disclosure in future filings to reconcile the two statements and clearly state that as a participant in an FPPS mining pool your compensation is not contingent on the pool operator successfully placing a block.

Response: In the Current Form 10-Q, the revenue policy disclosure has been amended to clarify the point raised by the comment.

In connection with responding to the Staff’s comments, we acknowledge that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BITMINE IMMERSION TECHNOLOGIES, INC.

/s/ Jonathan Bates
Jonathan Bates
Chief Executive Officer

Cc:	Robert J. Mottern, Davis Gillett Mottern and Sims, LLC

MEMORANDUM FOR THE FILES

Date: October 4, 2024

Subject: SAB 99 Analysis to Address Materiality

Background:

Pursuant to a comment letter received by the Company from the Securities and Exchange Commission (“SEC”) on July 8, 2024, the Company is responding to comment 6. in which the SEC has asked for the following information:

“We further note that per ASC Topic 350-30-35-20 subsequent reversal of a previously recognized impairment loss is prohibited. Please provide a SAB 99 analysis to address materiality in the periods presented from your current impairment policy to one in which you assess cryptocurrency impairment based on lowest intraday price”.

The following memo provides both a quantitative and qualitative analysis required under SAB 99 to determine whether the recognition of unrealized impairment losses on a daily basis, instead of only at quarter-end, would result in a material change in the Company’s financial statements. The analysis reflects that the change would result in additional unrealized impairment losses, but that the additional unrealized impairment losses were immaterial. Because the additional unrealized impairment losses were found to be immaterial, the Company did not compute the increase in realized gains that would result from the decreased basis that results from taking daily unrealized impairment losses, and which would offset any impact of the increased impairment losses, and which would further support the conclusion that the financial statement changes are immaterial.

	Q-1 Ended	Q-2 Ended	Q-3 Ended
	11/30/2023	2/29/2024	5/31/2024

Impairment at FIFO using the lowest intraday price	$(149)	$(14,526)	$(40,880)

Cumulative impairment	$(149)	$(14,675)	$(55,556)

Actual results based on the Company's 10-Q filings

Mining and hosting revenue	$341,587	$871,142	$1,204,521

Cumulative mining revenue	$341,587	$1,212,729	$2,417,250

Net loss	$(921,722)	$(902,682)	$(654,228)

Cumulative net loss	$(921,722)	$(1,824,404)	$(2,478,632)

Weighted average share outstanding	49,748,705	49,821,698	49,867,153

Loss per share	$(0.02)	$(0.02)	(0.01)

Cumulative loss per share	$(0.02)	$(0.04)	(0.05)

Impairment analysis percentages

Impairment as a percentage of quarterly revenue	0.0%	-1.7%	-3.4%

Impairment as percentage of cumulative revenue	0.0%	-1.2%	-2.3%

Impairment as a percentage of quarterly net loss	0.0%	1.6%	6.2%

Impairment as a percentage of cumulative net loss	0.0%	0.8%	2.2%

Does loss per share change if quarterly or
cumulative impairment is added to net loss	NO	NO	NO

Exhibit – 1

Analysis of Immateriality under SAB 99:

1.	Misstatement from Precise Measurement or Estimate: Based on the chart above there is only one financial metric in excess of a 5% threshold. The impairment of cryptocurrency as a percentage of quarterly net loss for the period ended May 31, 2024, is 6.2%. The dollar amount above the 5% threshold is $8,169. Further, the Company would have also recorded an increase in realized gain on sale of bitcoin of approximately the same amount, which would decrease the percentage change in operating income and net income to approximately 0%.[1] Considering all factors in this memo and the points below, this difference is not deemed to be material.

2.	Change in Earnings or Trends: The quarterly and cumulative impact of the calculated impairment is exceptionally small compared to all of the overall financial metrics of the Company. Loss per share would not change in any quarterly or cumulative period if the impairment losses were recorded. Therefore, these calculated impairment losses do not mask any significant change in earnings or trends, which remain consistent with the reported financial results.

3.	Analysts' Consensus Expectations: The Company currently does not disseminate operating projections to the public, nor is there any current analyst coverage. Therefore, since the Company has no financial expectations to be achieved, the impact of these calculated impairments is not material.

4.	Change of Net Loss: These calculated impairments do not materially alter the reported net losses.

5.	Significance to Business Segments: The impairment analysis has no practical impact on the business identified as significant to the Company's operations or profitability.

6.	Compliance with Regulatory Requirements: The impairments do not affect the Company’s compliance with regulatory requirements.

7.	Compliance with Loan Covenants or Contractual Requirements: There is no impact of these calculated impairments on the Company’s compliance with loan covenants or contractual requirements due to these impairments.

8.	Management’s Compensation: The impairments do not affect management’s compensation. The impairments do not influence bonus calculations or other forms of incentive compensation tied to financial performance metrics.

9.	Concealment of Unlawful Transactions: There is no indication that the impairments involve or conceal any unlawful transactions. The impairments are limited to accounting entries and do not pertain to illegal activities.

Conclusion:

Based on this impairment analysis the Company’s management has concluded that no restatements are required as a result of the increased impairment that would result by assessing for impairment daily using the lowest intraday price instead of at quarter end, and that the Company’s financial statements remain a reliable representation of the Company’s financial position and performance.

_________________________

1 The offsetting increase in realized gain would not be exactly equal to the increase in impairment loss to the extent quarter-end inventories of cryptocurrencies change from quarter to quarter. Because the Company generally sold cryptocurrencies shortly after their acquisition, changes in quarter-end inventory levels are de minimis in amount.

Exhibit – 2